# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LeonaBio, Inc., CIK 0001620463
CUSIP: 04746L203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 18706 North Creek Parkway, Suite 104, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001193125-21-032496
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,889,403; sole dispositive power 0; shared dispositive power 1,889,403; aggregate amount beneficially owned 1,889,403 (19.99% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,889,403; sole dispositive power 0; shared dispositive power 1,889,403; aggregate amount beneficially owned 1,889,403 (19.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,559,647; sole dispositive power 0; shared dispositive power 1,559,647; aggregate amount beneficially owned 1,559,647 (16.5% of the class)
- Perceptive Xontogeny Venture Fund II, LP (CIK 0001851820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 359,837; sole dispositive power 0; shared dispositive power 359,837; aggregate amount beneficially owned 359,837 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: LeonaBio, Inc.
Address of issuer's principal executive offices: 18706 North Creek Parkway, Suite 104, Bothell, Washington (WA), 98011

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and supplemented as follows:
Transactions in the class effected during the past sixty days: On October 26, 2026, PXV II received Sermonix Pre-Funded Warrants exercisable for 2,352,932 shares of Common Stock pursuant to the previously disclosed distribution of securities to owners of Sermonix's common stock. The Sermonix Pre-Funded Warrants are not exercisable to the extent that such exercise would result in beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock of the Issuer.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/26/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (10/26/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/26/2026)
- Perceptive Xontogeny Venture Fund II, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Partner (10/26/2026)